Exhibit 12.1

Cascadian Therapeutics Inc. and Consolidated Subsidiaries

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	For the Nine Months Ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
		(in thousands)
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$(40,172)	$(64,613)	$(32,581)	$(49,963)	$(38,759)	$(3,415)
Add fixed charges	106	126	124	124	124	433

Income (loss) before fixed charges	$(40,066)	$(64,487)	$(32,457)	$(49,839)	$(38,635)	$(2,982)

Fixed charges:
Interest expense	$—	$—	$—	$—	$—	$309
Estimate of interest expense within rental expense	106	126	124	124	124	124

Total fixed charges	$106	$126	$124	$124	$124	$433

Sufficiency (deficiency) of earnings:	$(40,172)	$(64,613)	$(32,581)	$(49,963)	$(38,759)	$(3,415)